UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))

FAIRFAX INVESTMENTS USA CORP.
a wholly owned subsidiary of

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,042,046,980	$58,146.22

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation, other than Shares owned by Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash. As of September 17, 2009, there were 58,430,892 Shares outstanding, of which 42,399,400 Shares are owned by Fairfax and its subsidiaries. As a result, this calculation assumes the purchase of 16,031,492 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this “Schedule TO”) is filed by Fairfax Financial Holdings Limited, a Canadian corporation (“Fairfax”), and Fairfax Investments USA Corp., a Delaware corporation and wholly-owned subsidiary of Fairfax (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp, a Delaware corporation (the “Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning Odyssey Re,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer — Section 8. Certain Information Concerning Purchaser and Fairfax” and in “Schedule A — Information Concerning Directors and Executive Officers of Purchaser and Fairfax,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning Purchaser and Fairfax,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning Purchaser and Fairfax” and in “Schedule A — Information Concerning Directors and Executive Officers of Purchaser and Fairfax,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 9. Summary of the Merger Agreement,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer — Section 4. Withdrawal Rights,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” “Special Factors — Section 12.

Related Party Transactions” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 1. Background” and “Special Factors — Section 9. Summary of the Merger Agreement,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 8. Conduct of Odyssey Re’s Business if the Offer Is Not Completed,” “Special Factors — Section 9. Summary of the Merger Agreement” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference

Item 10.	Financial Statements.

(a) The financial statements of Fairfax and Purchaser are not material to the Offer.

(b) The pro forma financial statements of Fairfax and Purchaser are not material to the Offer.

Item 11.	Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 9. Summary of the Merger Agreement” and “Special Factors — Section 12. Related Party Transactions,” which is incorporated herein by reference.

(a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) N/A.

(b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(1)(vii)	Fairfax Financial Holdings Limited press release dated September 23, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009)

(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.4 to the Schedule 13D filed on September 22, 2009)

(g)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 6. Price Range of the Shares; Dividends” and “The Offer — Section 10. Dividends and Distributions,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

(f) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” “Special Factors — Section 12. Related Party Transactions” and “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(c) None.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 10. Appraisal Rights; Rule 13e-3” and in “Schedule C — Section 262 of the Delaware General Corporations Law,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 10. Appraisal Rights; Rule 13e-3” and “The Offer — Section 8. Certain Information Concerning Purchaser and Fairfax” which is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 1. Background” and “Special Factors — Section 3. The Recommendation by the Special Committee” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” “Special Factors — Section 3. The Recommendation by the Special Committee,” “Special Factors — Section 9. Summary of the Merger Agreement,” “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” and “Special Factors — Section 12. Related Party Transactions” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” “Special Factors — Section 9. Summary of the Merger Agreement” and “Special Factors — Section 7. Effects of the Offer,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 9. Summary of the Merger Agreement” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger” and “Special Factors — Section 3. The Recommendation by the Special Committee,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 10. Appraisal Rights; Rule 13e-3,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 1. Background,” “Special Factors — Section 3. The Recommendation by the Special Committee,” “Special Factors — Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors — Section 6. Odyssey Re Financial Projections” and “The Offer — Section 7. Certain Information Concerning Odyssey Re,” which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 9. Source and Amount of Funds” and “Special Factors — Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” which is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares” and “The Offer — Section 7. Certain Information Concerning Odyssey Re,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning Odyssey Re,” which is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning Odyssey Re,” which is incorporated herein by reference. The audited financial statements of Odyssey Re as of and for the fiscal years ended December 31, 2007 and December 31, 2008 are incorporated herein by reference to the Consolidated Financial Statements of Odyssey Re included as Item 8 to Odyssey Re’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 27, 2009. The unaudited consolidated financial statements of Odyssey Re for the six-month fiscal period ended June 30, 2009 are incorporated herein by reference to Item 1 of Part I of Odyssey Re’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 6, 2009.

(b) The pro forma financial statements of Odyssey Re are not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) None.

Item 16.	Exhibits.

(f) Section 262 of the General Corporations Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2009

FAIRFAX INVESTMENTS USA CORP.

By:	/s/ Bradley P. Martin
Name:  Bradley P. Martin
Title:  Vice President, Secretary and Treasurer

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Paul Rivett
Name:  Paul Rivett
Title:  Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(1)(vii)	Fairfax Financial Holdings Limited press release dated September 23, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009)

(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.4 to the Schedule 13D filed on September 22, 2009)

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit(a)(1)(i)).

(g)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.